MEDFORD BREWING COMPANY
MEDFORD, MASSACHUSETTS
FINANCIAL STATEMENTS AND ACCOUNTANTS' REVIEW REPORT
December 31, 2017 & December 31, 2018

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Medford Brewing Company
Medford, Massachusetts

We have reviewed the accompanying balance sheet of Medford Brewing Company as of December 31, 2017 and December 31, 2018 and the related statements of income and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Paul T. O'Reilly & Company
Watertown, MA
February 1, 2019

MEDFORD BREWING COMPANY

BALANCE SHEET

DECEMBER 31, 2017 & DECEMBER 31, 2018

ASSETS

	2017	2018
CURRENT ASSETS		
Cash and Cash Equivalents	2,834	18,858
Accounts Receivable	35,185	10,854
TOTAL CURRENT ASSETS	38,019	29,712
FIXED ASSETS		
Equipment	2,901	2,901
Less: Accumulated Depreciation	2,901	2,901
TOTAL FIXED ASSETS	0	0
TOTAL ASSETS	38,019	29,712

LIABILITIES AND SHAREHOLDERS EQUITY

	2017	2018
CURRENT LIABILITIES		
Credit Cards	19,593	4,737
TOTAL CURRENT LIABILITIES	19,593	4,737
LONG TERM LIABILITIES		
Loans from Shareholders	24,933	24,933
TOTAL LONG TERM LIABILITIES	24,933	24,933
TOTAL LIABILITIES	44,526	29,670
SHAREHOLDERS EQUITY		
Capital Stock	1,000	1,000
Retained Earnings	(7,507)	(958)
TOTAL SHAREHOLDERS EQUITY	(6,507)	42
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	38,019	29,712

MEDFORD BREWING COMPANY

STATEMENT OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

	2017	2018
INCOME	129,295	62,802
COST OF GOODS SOLD	91,715	43,902
GROSS PROFIT	37,580	18,900
EXPENSES		
Advertising & Promotion	3,733	2,377
Bank Service Charges	38	125
Insurance	100	739
Interest Expense	1,925	2,275
License & Permits	5,242	5,200
Meals & Entertainment	682	284
Office Expense	297	261
Professional Fees	1,331	525
Taxes	565	565
TOTAL EXPENSES	13,913	12,351
NET PROFIT BEFORE DEPRECIATION	23,667	6,549
DEPRECIATION	2,901	0
NET PROFIT	20,766	6,549

MEDFORD BREWING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

	2017	2018
Cash Flows from Operating Activities:		
Net Income (Loss)	20,766	6,549
Adjustments to reconcile Net Income to net cash provided by operating activities:		
Depreciation	2,901	0
Accounts Receivable	(35,185)	24,331
Credit Cards	2,697	(14,856)
TOTAL ADJUSTMENTS	(29,587)	9,475
NET CASH PROVIDED BY OPERATING ACTIVITIES	(8,821)	16,024
Cash Flows from Investing Activities:		
Equipment	(2,901)	0
CASH (USED) BY INVESTING ACTIVITIES	(2,901)	0
NET CASH (USED) BY FINANCING ACTIVITIES	0	0
NET INCREASE (DECREASE) IN CASH	(11,722)	16,024
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR	14,556	2,834
CASH & CASH EQUIVALENTS AT END OF YEAR	2,834	18,858

MEDFORD BREWING COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 & DECEMBER 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

The Company was incorporated in August 2015 and is a Massachusetts corporation engaged in the production and sale of premium beverages.

Accrual Basis

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash and money market accounts and any highly liquid assets purchased with an initial maturity of less than ninety days.

Accounts Receivables

Accounts receivables are customer obligations due under normal trade terms. The Company reviews accounts receivables on an ongoing basis to determine if any receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off. The Company does not maintain a provision for bad debts.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

NOTE B - ADVERTISING

Advertising costs for the year ended December 31, 2017 amounted to $3,733 and for the year ended December 31, 2018 amounted to $2,377.

NOTE C – SUBSEQUENT EVENTS

Management has reviewed subsequent events through February 1, 2019, the date the financial statements were available to be issued.